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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                   COLOROCS INFORMATION TECHNOLOGIES, INC.
                   ---------------------------------------
                              (Name of Issuer)

                         Common Stock, No Par Value
                        ----------------------------
                       (Title of Class of Securities)

                                 196807 30 9
                                ------------
                               (CUSIP Number)

                   Frank J. Hanna, Jr., Route 1 Box 424-A,
                 Summerville, Georgia  30747  (770) 974-9849
 -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                              October 17, 1996
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

  CUSIP NO.    196807 30 9                                              PAGE       2      OF      5       PAGES
            ----------------------------                                     ------------    ------------
---------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            FRANK J. HANNA, JR.
            SS ####-##-####
---------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a) [ ]

                                                                                                     (b) [ ]
---------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

            AF
---------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
---------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
---------------------------------------------------------------------------------------------------------------

                     7        SOLE VOTING POWER
     NUMBER OF
      SHARES                    264,600
---------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8        SHARED VOTING POWER
     OWNED BY
       EACH                     0
---------------------------------------------------------------------------------------------------------------
     REPORTING       9        SOLE DISPOSITIVE POWER
      PERSON
       WITH                     264,600
---------------------------------------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                0
---------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            264,600
---------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]
---------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.4%
---------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
  14
            IN
---------------------------------------------------------------------------------------------------------------





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                          AMENDMENT NO. 2 TO STATEMENT
                     PURSUANT TO RULE 13D-1 AND RULE 13D-2
                      OF THE GENERAL RULES AND REGULATIONS
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

         The following items of the Schedule 13D of Frank J. Hanna, Jr. (the "Reporting Person") are amended to the extent indicated below. All share amounts contained herein reflect the 25 for 1 stock split effected in 1995.


Item 4.  Purpose of Transaction.

         Item 4 is amended by deleting in its entirety the information previously filed under this item and replacing it with the following:

         The shares of Common Stock, no par value (the "Common Stock") of Colorocs Information Technologies, Inc. (the "Company") directly and indirectly acquired by the Reporting Person have been acquired for investment purposes.

         Depending upon market conditions, his continuing evaluation of the business and prospects of the Company and other factors, the Reporting Person or his affiliates may purchase additional shares of Common Stock or sell shares of Common Stock in open market transactions, in private transactions or by any other possible means. The Reporting Person believes it to be more likely than not that, if current market conditions continue to obtain, the Reporting Person or his affiliates will seek to sell shares of Common Stock in open market transactions.

         Except as otherwise stated herein, the Reporting Person does not have any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other action which may impede the acquisition or control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of any registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated or described above.

However, depending on market conditions, his continuing evaluation of the business and prospects of the Company and other factors, the Reporting Person may at some future date formulate plans that may relate to or result in one or more of the events or outcomes set forth in (a) through (j) above in this Item 4.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is deleted in its entirety and amended by adding the following:

         (a) The Reporting Person is the beneficial owner of 264,600 shares of Common Stock, or approximately 13.4% of the shares of Common Stock outstanding as of June 20, 1996, after giving effect to the sale of an aggregate of 4,000 shares of Common Stock on October 17, 1996 (the "Sale").

         (b) After giving effect to the Sale, the following is the number of shares of Common Stock for which the Reporting Person has:

         (i)       sole power to vote or direct the vote:  264,600

         (ii)      shared power to vote or direct the vote:  none

         (iii)     sole power to dispose of or to direct the disposition of:
264,600

         (iv)      shared power to dispose of or to direct the disposition of:
none

         (c) On October 17, 1996, the Reporting Person sold 2,000 shares of Common Stock at a price per share of $6.00, 1,000 shares at a price per share of $5.50 and an additional 1,000 shares at a price per share of $5.00 (excluding commissions), which sales were effected in an open market transaction.

         (d)     Not applicable.



                                      4

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         (e)     Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1996




                                        /s/ Frank J. Hanna, Jr.
                                        ----------------------------------
                                        FRANK J. HANNA, JR.






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